VIA EDGAR

June 27, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Abe Friedman and Lyn Shenk

Re:	Red Robin Gourmet Burgers, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-34851

Dear Ladies and Gentlemen:

Red Robin Gourmet Burgers, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 20, 2024, regarding our Form 10-K for Fiscal Year Ended December 31, 2023, File No. 001-34851, filed on February 28, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators and Non-GAAP Financial Measures, page 26

1.	Please revise to present your non-GAAP financial measures after your comparison of fiscal year results on a GAAP basis to provide equal or greater prominence to GAAP.

Response: The Company acknowledges the Staff’s comment, and in its future filings, the Company will revise the presentation of its non-GAAP financial measures such that the non-GAAP financial measures appear after our comparison of the most directly comparable measures prepared on a GAAP basis, in order to provide equal or greater prominence to the corresponding GAAP measures.

Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

(c) Immaterial Restatement of Prior Period Financial Statements, page 49

2.	We note you present the impacts to your "other non-GAAP information" as a result of an error correction, this would appear to be reflective of a non-GAAP measure presented in the notes to your financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. Please advise or revise to remove the measure from your future periodic and annual filings.

Response: The Company acknowledges the Staff’s comment, and in its future filings, the Company will remove the discussion of “Other Non-GAAP Information,” including the presentation of Adjusted EBITDA, from the notes to the financial statements, to ensure compliance with Item 10(e)(1)(ii)(C) of Regulation S-K.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, David S. Huntington, by email at dhuntington@paulweiss.com or by telephone at (212) 373-3000.

Sincerely,

/s/ Todd Wilson
Name:	Todd Wilson
Title:	Chief Financial Officer

cc:         Paul, Weiss, Rifkind, Wharton & Garrison LLP